23003231

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SEC FILE NUMBER
~~8-30326~~ 8-32026

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/22 (MM/DD/YY) AND ENDING 04/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Profinancial, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7841 Wayside Drive
(No. and Street)

Baton Rouge	LA	70806
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gordon Ogden	(225) 802-1000	gogden@profinancial.io
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gordon Ogden, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Profinancial, Inc., as of April 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Gordon C. Ogden III

Title: President

LUZ M EGUIA
Notary ID #133947568
My Commission Expires
September 6, 2026

Luz M Eguia
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to ~~consolidated~~ financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Profinancial, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

April 30, 2023

Table of Contents

Profinancial, Inc.
Independent Auditor's Opinion
For the Year-ended April 30, 2023

TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of Profinancial, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Profinancial, Inc. (the "Company") as of April 30, 2023, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond

Fredericksburg, Texas
July 19, 2023

We have served as the Profinancial, Inc.'s auditor since 2019.

Profinancial, Inc.

Financial Statements

For the year ended April 30, 2023

Profinancial, Inc.
Statement of Financial Condition
As of April 30, 2023

	4/30/23
ASSETS	
Current Assets	
Checking/Savings	
Capital One	16,294
Total Checking/Savings	16,294
Total Accounts Receivable	0
Other Current Assets	0
Total Other Current Assets	0
Total Current Assets	16,294
Fixed Assets	
Total Fixed Assets	0
TOTAL ASSETS	**16,294**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	4,000
Total Accounts Payable	4,000
Other Current Liabilities	
Shared Liability	183
Total Other Current Liabilities	183
Total Current Liabilities	4,183
Total Liabilities	4,183
Equity	
Capital Stock	
Additional Paid In Capital	30,530
Common Stock	600
Total Capital Stock	31,130
Retained Earnings	-12,499
Net Loss	-6,521
Total Equity	12,111
TOTAL LIABILITIES & EQUITY	**16,294**

Profinancial, Inc.
Statement of Operations
For the year ended April 30, 2023

	4/30/23
Ordinary Income/Expense	
Income	
Miscellaneous	107
Total Misc Income	107
Other Fee Income	0
Total Income	107
Gross Profit	107
Expense	
Accounting	0
Bank Service Charges	15
Computer and Internet Expenses	0
Printing and Reproduction	0
Professional Fees	4,000
Regulatory Expense	2,613
Taxes	0
Telephone Expense	0
Total Expense	6,628
Net Ordinary Income	-6,521
Net Loss	**-6,521**

Profinancial, Inc.
Statement of Cash Flows
For the Year-Ended April 30, 2023

	4/30/23
OPERATING ACTIVITIES	
Net Loss	-6,521
Net cash provided by Operating	-6,521
Activities FINANCING ACTIVITIES	
Capital Stock:Additional Paid In Capital	0
Change in Accounts Payable	-1,520
Change in Accounts Receivable	5,970
Net cash provided by Financing Activities	4,450
Net cash increase for period	-2,071
Cash at beginning of period	18,364
Cash at end of period	**16,294**

Profinancial, Inc.
Statement of Changes in Ownership Equity
For the Year-Ended April 30, 2023

	Common Stock		Paid In Capital		Treasury Stock		Retained Earnings	Total Stockholder's
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance 5/1/22	600	$ 600	30,530	$30,530	-	$ -	$(12,499)	$ 18,631
Net Loss							$ (6,521)	$ (6,521)
Balance 4/30/23	600	$ 600	30,530	$30,530	-	$ -	$(19,019)	$ 12,111

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Profinancial, Inc. (the Company) was incorporated in the State of Louisiana effective December 29, 1989. The Company has adopted a fiscal year ending April 30th.

Description of Business

The Company, located in Baton Rouge, LA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides that all transactions are cleared on a limited business (mutual funds and/or variable annuities only).

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Commission revenues are recorded by the Company on the trade date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using the straight line method.

Income taxes

Effective December 29, 1989, the Company is considered to be a regular corporation status for federal income tax purposes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended April 30, 2023, the Company did not have any components of Comprehensive Income to report.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission Uniform Net Capital Rule 15(c)3-1 was 34.54% to 1 at April 30, 2023. The company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $12,111 at April 30, 2023, which exceeded the required net capital of $5,000. There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

NOTE C – NET CAPITAL REQUIREMENT

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method.

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE F – OTHER COMMITMENTS AND CONTINGENCIES

As of April 30, 2023, the Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE G – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

None

NOTE H – LEASES

The Company's principal provides free office space to the firm. As such, no rent expense was incurred during the current fiscal year. The Company has entered a Expense Sharing Agreement with the Principal of the firm and such amount is manifested in the financial statements as a liability of the Company.

NOTE I - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through July 19, 2023, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE J – RELATED PARTY TRANSACTION

There were no Related Party Transactions.

NOTE K – TAX REPORTING

The Company records its state and federal tax liability in accordance with Financial Accounting Standards Codification 740. Deferred tax assets are recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for timing differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. The Company had $20,611 of NOL Carryover as of April 30, 2023.

Profinancial, Inc.

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended April 30, 2023

Profinancial, Inc.
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended April 30, 2023

Computation of Net Capital

Total Stockholder's Equity	$	12,111
Allowable Subordidated Loans	$	-
Non-Allowable Assets	$	-
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital	$	12,111

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	279
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	7,111

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	4,183
Percentage of Aggregate Indebtedness to Net Capital		34.54%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as April 30, 2023	$	12,111
Adjustments		
Increase (Decrease) in Equity	$	-
Increase (Decrease) in Subordinated Loans	$	-
(Increase) Decrease in Non-Allowable Assets	$	-
(Increase) Decrease in Securities Haircuts	$	-
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	12,111
Reconciled Difference	$	-

Profinancial, Inc.
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended April 30, 2023

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At April 30, 2023, the Company had net capital of $12,111 which was $7,111 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 34.54%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue they are not required to an Agreed Upon Procedures Report. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to filed, the relevant report shall be included in this Supplemental Information section.

Profinancial, Inc.

Supplementary Auditor's Report on Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended April 30, 2023

TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End April 30, 2023

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Gordon Ogden
Profinancial, Inc.
7841 Wayside Dr
Baton Rouge, LA 70806

Dear Gordon Ogden:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Profinancial, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Profinancial, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Exemption Report. Profinancial, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Profinancial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond

Fredericksburg, Texas
July 19, 2023

Profinancial, Inc.
7841 Wayside Dr
Baton Rouge, LA 70806

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Profinancial, Inc.;

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;

2. We have met the identified exemption from May 01, 2022 through April 30, 2023, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Gordon Ogden
President
Profinancial, Inc.

Profinancial, Inc. - (225) 293-1000 - gordon@GCO3.com

TuttleBond
Certified Public Accountants

Engagement Completion Document of Independent Registered Public Accounting Firm

Gordon Ogden

President
Profinancial, Inc.
7841 Wayside Dr
Baton Rouge LA 70806

Dear Gordon Ogden,

In connection with our audit of the financial statements and supplemental information of Profinancial, Inc. (the "Company") for the year ended April 30, 2023, we have issued our report thereon as of the date set forth below. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, our responsibility is to advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934.

Changes to accounting policies adopted in the year-end being audited: No new accounting policies were adopted, and the application of existing accounting policies was not changed during the year ended.

Transactions entered by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice: None

Auditor standards outline effective internal control policies and procedures over financial reporting and state that control activities (i.e. policies or actions implemented to support the assertion that financial information is captured and recorded correctly in a company's records) should be selected and developed at various levels of the company to better achieve financial reporting objectives, and to reduce risks of mismanagement of assets, and fraud. This segregation of duties becomes inherently more difficult for smaller companies to implement due to the limited size and resources of the company. The application and extent of segregation of duties in smaller companies should be examined through a cost to benefit analysis. Management must be aware and acknowledge the assumption of additional risk over financial reporting due to a lack of segregation over incompatible duties.

We noted throughout our audit that management, due to limited employees, has chosen not to separate incompatible activities of recording, custody, and authorization of financial reporting transactions, thereby creating risks to the financial reporting objectives.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

We found the critical accounting policies used by the Company in its year ending April 30, 2023 financial statements are described in the aforementioned note of the financial statements and relate to the policies the Company uses to account for classes of services (as approved by FINRA): Note A

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material.

We found the Company's critical accounting estimate(s) affecting the financial statements was (were): Note A

Significant Unusual Transactions

For the purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature.

We found the following significant unusual transactions noted during our audit: None

Quality of the Company's Financial Reporting

Management is responsible for not only the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in Management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

We found that in general, accounting policies and practices are: Adequate to enable the auditor to rely on them to form an opinion.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that

are clearly trivial, and to communicate accumulated misstatements to Management. We noted the following uncorrected or corrected misstatements: None.

Exceptions to Exemption Provisions

We are required to review the Company's Exemption Report pursuant to SEA Rule 17a-5(d)(4) and note our findings.

Exceptions found in the Company's Exemption Report that would have caused the Company's assertions to not to be fairly stated, in all material respects are (were): None

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with Management as a matter, whether resolved to my satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report.

We noted the following disagreements with Management that arose during our audit: None

Difficulties Encountered in Performing the Audit

We are required to report any difficulties encountered in dealing with Management with respect to performance of our audit and report our findings herein.

Difficulties in dealing with Management in performing and completing our audit: None

Going Concern

If the auditor has observed the Company has both losses and insufficient capital to meet its obligations for the future twelve months and the Company's owners have not provided evidence to assure the means to fund obligations as needed, professional standards require disclosure in the form of a Going Concern in the auditor's opinion.

Based upon our review of the Company's financial information we have the following to report with respect to any going concern issues: The Company has experienced recurring operating losses and negative cash flow. We obtained a written plan of the Company's plans and expectations for the future of the firm. The Company anticipates reestablishing ongoing brokering activities. The owner is self-financing the Company's losses with the intention of reviving business operations. The Company is maintaining minimum net capital as required.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents the Exemption Letter that accompanies the financial statements; we subjected such supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements.*

Based on the audit procedures performed on the supplemental information we find the following: The supplemental information, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Member, and Management of Profinancial, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Tuttle & Bond

Fredericksburg, TX
July 19, 2023